SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                    Commission File Number 001-09591

__ Transition Report on Form 20-F   __ Transition Report on Form N-SAR
                   NOTIFICATION OF LATE FILING
     (Check One):  __ Form 10-K  __ Form 11-K __  Form 20-F
                   X  Form 10-Q
__ Form N-SAR
     For Period Ended:  March 31, 1998
__ Transition Report on Form 10-K   __ Transition Report on Form 10-Q
__ Transition Report on  Form 20-F  __ Transition Report on Form N-SAR
__ Transition Report on Form 11-K
     For the Transition Period Ended: ________________________________
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification relates:
_________________________________________________________________
_________________________________________________________________


                             PART I
                     REGISTRANT INFORMATION
Full name or registrant        WorldCorp, Inc.

Former name if applicable
_________________________________________________________________

Address of principal executive offices (Street and number)
                                   13873 Park Center Road, Suite 490
City, state and zip code           Herndon, Virginia 20171
                             PART II
                    RULE 12-b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

X     (a)    The reasons described in reasonable detail in Part
             III of this form could not be eliminated without
             unreasonable effort or expense;
X     (b)    The subject annual report, semi-annual report,
             transition report on Form 10-K, 20-F, 11-K or Form N-
             SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and
      (c)    The accountant's statement or other exhibit
             required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE
     State below in reasonable detail the reasons why Form-10K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     Please see Attachment A attached hereto.

                             PART IV
                        OTHER INFORMATION
     (1)  Name and telephone number of persons to contact in
regard to this notification
     Patrick F. Graham                (703) 834-9200
     (Name)                      (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports (s) been filed? If the answer is no, identify reports (s).
                                                      Yes      No
                                                       X       __

     (3)  Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to
included in the subject report or portion thereof?
                                                      Yes      No
                                                       X       __

     The Company expects to report a larger net loss for the first fiscal quarter ended March 31, 1998, than it reported for the first quarter of 1997.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

     The anticipated change is due primarily to the Company's reporting of its proportionate share of losses incurred by its two affiliates, World Airways, Inc. and InteliData Technologies
Corporation.

                              WorldCorp, Inc.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      5/15/98             By   /s/ Patrick F. Graham

                          Attachment A

      WorldCorp, Inc. (the "Registrant") owns equity positions in SEC reporting companies that operate in two distinct business areas: World Airways, Inc. ("World Airways") and InteliData Technologies Corporation ("InteliData"). Due to the timing of the receipt of the information needed to complete its financial statements from World Airways and InteliData, the Registrant requires additional time to complete the Quarterly Report on Form
10-Q for the quarter ended March 31, 1998.   The Registrant will
file its Quarterly Report on Form 10-Q on or before May 20, 1998, the 5th calendar day following May 15, 1998.